02 NOV 19 PM 9:05

EXEMPTION 82-3295

PECOM

Buenos Aires, November 14, 2002.

02060448

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Pecom Energía S.A.
Maipú 1
C1084ABA Buenos Aires
Argentina
Tel. (54-11) 4344-6000
www.pecom.com

SUPPL

Dear Sirs,

We enclose herewith press releases issued by the Company for the months of October and November 2002.

Sincerely yours,

Jorge de la Rua
Attorney

Daniel Eduardo Rennis
Attorney

dlw 12/11

PECOM
de Perez Companc S.A.

SALE OF INTEREST IN CONUAR S.A.

Buenos Aires, October 15, 2002 – Pecom Energía S.A. announces that it has transferred to Sudacia S.A. its 66.67% equity interest in Combustibles Nucleares Argentinos S.A. (CONUAR S.A.). The transaction price amounts to US$ 8 million, accounting for revenues of approximately Ps.5 million for Pecom Energía S.A., determined on the basis of inflation-adjusted information.

Sudacia S.A. is wholly owned by the Perez Companc Family.

Pecom Energía S.A., controlled by Perez Companc S.A., is a leading company in an important Argentine and Latin American industry sector, including oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution.

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our web site at:
http://www.pecom.com

PECOM

CHANGE IN CONTROLLING SHAREHOLDER

Pecom Energía
Buenos Aires:
PECO

Investor
Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our web site at:
http://www.pecom.com

Buenos Aires, October 17, 2002 – Pecom Energía S.A. (Buenos Aires: PECO) announces that Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announced today that it has taken notice that Petrobras Participaçoes, S.L. has acquired from Jorge Gregorio Perez Companc, María Carmen Sundblad de Perez Companc, Jorge Perez Companc, Rosario Perez Companc, Pilar Perez Companc, Luis Perez Companc, Cecilia Perez Companc, Catalina Perez Companc, Pablo Perez Companc and Fundación Perez Companc, their aggregate equity interest in Perez Companc S.A., composed of 1,249,716,746 Class B Shares representing 58.62% of Perez Companc S.A.'s shares and capital stock.

The pertinent notice states that the relevant filings with the "Comisión Nacional de Defensa de la Competencia" (Antitrust Committee) under the terms provided for by Law N.25,156 and with the "Consejo Administrativo de Defensa Economica" (Economic Defense Administrative Board) of Brazil under the terms provided for by Law N.8884/94 will be made, the transfer of the equity interest mentioned above made on this date having been effected subject to the approval of the above referenced agencies.

In addition we have been informed that it is not Petrobras Participaçoes S.L. intention to acquire a higher interest in Perez Companc S.A. capital stock.

Buenos Aires, October 18, 2002

Messrs.
Bolsa de Comercio
de Buenos Aires

Re: Section 23 of the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) regulations

Dear Sirs:

This is to inform you that as a consequence of the corporate restructuring resulting from the agreement reached between the Company's shareholders and Petroleo Brasileiro S.A. PETROBRAS group for the transfer of the controlling equity interest in Perez Companc S.A.'s capital stock, the following facts took place yesterday:

1. Directors' Resignations.

The following persons resigned to their position as Directors:

Regular Directors: Jorge Gregorio Perez Companc, Jorge Perez Companc, Luis Perez Companc, Carlos Alberto Cupi, Walter Federico Schmale, Eliezer Batista, Charles Gillespie (Jr.), Gustavo Enrique Irazu, Oscar Aníbal Vicente and Mario César Lagrosa.

Alternate Directors: María Carmen Sundblad de Perez Companc and Matías Bauer.

2. Chairman's and Vice Chairman's resignation.

Carlos Alberto Cupi and Luis Perez Companc resigned to their positions as Chairman and Vice Chairman, respectively, of Perez Companc S.A.'s Board of Directors.

3. Appointment of Directors.

At a Supervisory Committee's meeting, the following members of the Board of Directors were appointed to fill the above mentioned vacancies and to hold office for the remaining period:

Regular members: Francisco Roberto André Gros, Jorge Marques de Toledo Camargo, Rogério Almeida Manso da Costa Reis, João Pinheiro Nogueira Batista, José Coutinho Barbosa, Justo Federico Norman, Rogelio Norberto Maciel, Gustavo Alberto Jorge Bizai, Mariana Paula Ardizzone and Pablo Dhers Martin.

Alternate members: Felicitas Argüello and Emiliano Andrés Gabet.

Sincerely yours.

Jorge de la Rua
Attorney-in-fact

Buenos Aires, October 18 , 2002

Messrs.
Bolsa de Comercio
de Buenos Aires
Presente

Re: Section 23 of the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) regulations

Dear Sirs:

This is to inform you that as a consequence of the corporate restructuring resulting from the agreement reached between the Company's shareholders and Petroleo Brasileiro S.A. PETROBRAS group for the transfer of the controlling equity interest in Perez Companc S.A.'s capital stock, yesterday Perez Companc S.A's Board of Directors resolved to appoint Francisco Roberto André Gros as Chairman and Jorge Marques de Toledo Camargo as Vice Chairman.

Sincerely yours.

Jorge de la Rua
Attorney-in-fact

PECOM

PECOM ENERGIA REPORTS IN ADVANCE SALES VOLUMES, AVERAGE PRICES AND OTHER SIGNIFICANT EVENTS FOR 2002 THIRD OUARTER

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

Buenos Aires, October 28, 2002 - Pecom Energía S.A. (Buenos Aires: Peco), announces volumes and net average prices of the main products marketed, change in the hedging prices of crude oil produced for the year 2003, change in valuation of the debt with HSBC Bank Argentina S.A. (HSBC), and reduction in the forestry business book value.

Volumes and net average prices of the main products marketed

Oil Sales	Million of barrels		Pesos / barrel	
	IIIQ 2002	IIIQ 2001	IIIQ 2002	IIIQ 2001
Argentina	5.8	6.4	67.55	41.28
Venezuela	4.2	4.4	36.69	30.81
Peru	1.0	1.1	88.92	41.02
Bolivia	0.1	0.1	68.27	53.90
Total	11.1	12.0	58.02	37.56

Gas Sales	Billion Cubic Feet		Pesos / thousand cubic feet	
	IIIQ 2002	IIIQ 2001	IIIQ 2002	IIIQ 2001
Argentina	23.6	27.7	1.84	2.57
Venezuela	2.7	2.1	1.64	1.94
Peru	0.8	0.7	8.05	4.84
Bolivia	3.3	3.8	5.48	3.66
Total	30.4	34.3	2.38	2.70

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
Argentina	IIIQ 2002	IIIQ 2001	IIIQ 2002	IIIQ 2001
Styrene	6	7	2,869	1,433
Propylene	6	9	984	744
Polystyrene	13	15	2,971	2,026
SBR	13	13	2,619	1,953
Fertilizers	144	159	665	476
Total	182	203	1,062	724

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
Brazil	IIIQ 2002	IIIQ 2001	IIIQ 2002	IIIQ 2001
Styrene	22	20	2,843	1,204
Polystyrene	26	25	2,939	1,648
Total	48	45	2,896	1,530

Refining Product Sales	Thousand Cubic Meters - Metric Tons		Pesos / Cubic Meter - Metric Ton	
	IIIQ 2002	IIIQ 2001	IIIQ 2002	IIIQ 2001
Diesel Oil (M3)	177	164	627	515
Gasolines (M3)	39	29	730	628
Other Middle Dist. (M3)	4	8	746	562
Asphalts (MT)	9	19	569	420
Aromatics & Reform. (MT)	74	85	1,032	595
Other Heavy Products (MT)	102	53	569	362

Electricity Sales	Gwh		Pesos / Mwh	
	IIIQ 2002	IIIQ 2001	IIIQ 2002	IIIQ 2001
Combined Cycle	1,082	893	34.75	47.56
Hydro	310	494	24.75	31.01
Total	1,392	1,387	32.53	41.66

Note: All prices are stated in pesos adjusted for inflation. The exchange rate in force on September 30, 2002 was 3.75 pesos per United States dollar.

Change in the hedging price of crude oil produced for the year 2003

During 2002 third quarter the Company has performed several transactions using derivative instruments in order to reduce expected volatility in crude oil prices. Crude oil price hedging for the year 2003 is as follows:

For WTI prices below 20 US$/bbl, the hedging price is 19.52 US$/bbl and the hedging volume amounts to 17,500 bbl/d. For WTI prices equal to or above 20 US$/bbl and below 21 US$/bbl, the price is 19.44 US$/bbl and the hedging volume falls to 15,000 bbl/d. For WTI prices equal to or above 21 US$/bbl and below or equal to 27 US$/bbl, the hedging price is 18.65 US$/bbl and the hedging volume falls to 10,000 bbl/d. For

WTI prices above 27 US$/bbl, the hedging volume amounts to 17,500 bbl/d and the hedging price is 22.31 US$/bbl.

Change in valuation of debt with HSBC

In June 1999, the Company, through its controlled company Perez Companc International S.A. (PCI), acquired a 10% equity interest in Distrilec Inversora S.A. in the amount of US$ 101 million. Payment was made by means of a promissory note drawn by PCI and guaranteed by Pecom Energía, maturing in June 2002 at a 7% p.a. fixed rate. The promissory note was subsequently transferred to a financial trust domiciled in Argentina in a securitized transaction and the trust issued US dollar-denominated bonds to be placed among Argentine investors.

On the promissory note maturity date, the Company and HSBC put forward opposing interpretations as to whether conversion into pesos (pesification) regulations under the Public Emergency and Exchange System Reform Law in connection with obligations to pay a sum certain in money denominated in foreign currency were applicable to such debt. At the trustee's request, the Company and HSBC initiated a mediation process.

As of June 30, 2002, the Company's debt was valued at approximately P$105 million. As of such date, the mediation process referred to above was open and final decision was subject to the progress of negotiations, there being at that time no elements or evidences that might serve as a basis for determining how the dispute would be settled.

Within the framework of such negotiations, PCI, Pecom Energía and HSBC agreed on a proposal involving reciprocal concessions that would result in the settlement of the dispute. Pursuant to the terms and conditions of such proposal, the parties acknowledge a debt in the amount of US$101 million to be cancelled by delivering HSBC Pecom Energía S.A.'s corporate notes (obligaciones negociables) due on June 2011. The first repayment of the aggregate principal amount of US$10 million is scheduled for December 2002 and repayment of the principal balance will be made on the maturity date at an annual rate equal to LIBOR plus a spread of 100 basis points. The proposal's contractual provisions will only be valid and binding upon the parties provided certain conditions are met within a term of 40 consecutive days, such conditions including approval of the proposal terms and conditions by Pecom Energía's and PCI's Board of Directors and by the Meeting of the Financial Trust Beneficiaries.

Taking into account the new elements provided during the course of the mediation and considering such elements clearly indicate the probable outcome of the dispute, as of September 30, 2002, the Company's debt will be recorded according to the terms and conditions of the proposal mentioned above. As a result of the debt depesification,

the Company will record a debt of approximately P$288 millions in 2002 third quarter.

Reduction in the forestry business book value

As of September 30, 2002, the Company is negotiating the sale of forestry assets.

Taking into account the Company's own evaluations as regards the probable sales price of such assets in the current Argentine macroeconomic scenario, it was deemed prudent to set up a provision to adjust book value of such assets to probable market value. Consequently, as of September 30, 2002 the Company will record a P$120 million loss.

PECOM

ASSOCIATION AGREEMENT

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at: http://www.pecom.com

Buenos Aires, October 30, 2002 - Pecom Energía S.A. (Buenos Aires: Peco), announces that it has subscribed an association agreement with Teikoku Oil Co., Ltd, whereby it transferred 50% of its rights and obligations inherent to gas production in San Carlos and Tinaco exploratory areas located in Cojedes, Venezuela.

The Transfer of Interest Agreement which is subject to the pertinent authorization by the Venezuelan Ministry of Energy and Mines, provides for an initial cash payment of US$ 1 million and a subsequent disbursement of US$ 2 million for the financing of the exploratory investments program in the Tinaco area in relation with geological studies, 2D seismic and 2D seismic evaluation and interpretation. The companies participating in the joint business agreed to start exploration of 200 Km. of 2D seismic in the Tinaco area by the end of 2002. Furthermore, in the event a joint commercial development in such area is agreed upon, Pecom Energía S.A. will receive a supplementary payment in the amount of US$ 3 million.

Pecom Energía S.A., with the remaining 50% interest in such areas, will keep on acting as operator.

In connection with such a transaction and taking into account the exploration investments previously made by Pecom Energía S.A., the Company will record a loss of approximately $ 38 million.

PECOM

2002 THIRD QUARTER RESULTS

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

Buenos Aires, November 6, 2002 - Pecom Energía S.A. (Buenos Aires: PECO), announces both companies' results for the third quarter ended September 30, 2002.

- Perez Companc S.A. (whose only asset is its equity interest in Pecom Energía S.A.) posted a loss of P$47 million (P$0.022 per share and P$0.22 per ADS) for the third quarter of 2002.
- Pecom Energía S.A. posted a loss of P$53 million in the third quarter of 2002.
- Pecom Energía S.A.'s P$53 million loss for 2002 quarter was mainly attributable to the following non-operating results:
  - A P$ 288 million negative exchange difference for depesification of the debt related to the acquisition of a 10% interest in Distrilec Inversora S.A. Upon debt maturity, in June 2002, the Company and the counterparty put forward opposing interpretations as to the application of conversion into pesos measures to such debt. As of September 30, 2002, the Company recorded the debt according to the new elements provided during the course of the mediation process.
  - A P$120 million loss resulting from a reduction in the forestry business book value.
  - A P$38 million loss resulting from assignment of 50% of the exploratory rights to the San Carlos and Tinaco fields in Venezuela.
  - A P$31 million loss for contingencies related to the OCP contractual commitments (Ecuador) in relation to the future production of Block 31, in Ecuador, derived from delays in the area development plan on account of a global reduction in the Company's investment plan.
  - The losses mentioned above were partially offset by the gains resulting from divestment of Cerro Vanguardia and the farming business in the amount of P$123 million and P$27 million, respectively.
- Pecom Energía's net sales increased to P$1,167 million or 24.3% in 2002 third quarter from P$ 939 million in 2001 third quarter.
- Pecom Energía's gross profit increased to P$444 million or 37.9% in 2002 quarter compared to P$322 million in 2001 quarter.

- Pecom Energía's operating income for 2002 quarter amounted to P$331 million, P$1 million lower than income recorded in 2001 quarter.

- Capital expenditures and contributions to affiliates amounted to P$158 million in 2002 quarter compared to P$422 million in 2001 quarter.

PEREZ COMPANC S.A.
THIRD QUARTER 2002 RESULTS

Income Statement - Perez Companc S.A. (Consolidated Information) (in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
Net Sales	1,167	939	3,442	2,721
Cost of Sales	(723)	(617)	(2,141)	(1,819)
Gross Profit	444	322	1,301	902
Administrative and Selling Expenses	(124)	(138)	(399)	(372)
Exploration Expenses	(19)	(4)	(33)	(20)
Equity in Operating Earnings of Affiliates	31	135	157	398
Other Operating Income - Net	(6)	17	6	42
Operating Income	326	332	1,032	950
Other Income - Net	(75)	(65)	(51)	166
Equity in Non-Operating Earnings of Affiliates	119	(73)	(857)	(210)
Financial income (expense) and holding gain (losses)	(408)	(121)	(1,141)	(327)
Income before income tax and Minority Interest	(38)	73	(1,017)	579
Income tax	(12)	(10)	(97)	(24)
Minority Interest in Subsidiaries	3	(4)	15	(15)
Net Results	(47)	59	(1,099)	540

PECOM ENERGIA S.A.
THIRD QUARTER 2002 RESULTS

Income Statement - Pecom Energía S.A. (Consolidated Information) (in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
Net Sales	1,167	939	3,442	2,721
Cost of Sales	(723)	(617)	(2,141)	(1,819)
Gross Profit	444	322	1,301	902
Administrative and Selling Expenses	(119)	(138)	(388)	(372)
Exploration Expenses	(19)	(4)	(33)	(20)
Equity in Operating Earnings of Affiliates	31	135	157	398
Other Operating Income	(6)	17	6	42
Operating Income	331	332	1,043	950
Other Income - Net	(75)	(65)	(51)	166
Equity in Non-Operating Earnings of Affiliates	119	(73)	(857)	(210)
Financial income (expense) and holding gain (losses)	(418)	(121)	(1,139)	(325)
Income before income tax and Minority Interest	(43)	73	(1,004)	581
Income tax	(12)	(10)	(97)	(24)
Minority Interest in Subsidiaries	2	(2)	(4)	(4)
Net Results	(53)	61	(1,105)	553

Net Sales

(in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
E&P	711	540	2,153	1,525
Refining	285	191	728	625
Petrochemical	351	224	906	611
Hydrocarbons Marketing & Transportation	3	24	12	64
Electricity	59	81	206	258
Other Investments	29	25	93	76
Eliminations between Businesses	(271)	(146)	(656)	(438)
Total	1,167	939	3,442	2,721

Net sales increased to P$1,167 million or 24.3%, primarily due to the significant rise in the price of the main commodities. In the prevailing inflationary scenario, the price of the main products significantly increased in real terms on the basis of a dollar-denominated contribution from foreign operations and the alignment of domestic prices with export reference prices. In such respect, in

2002 quarter, the price of crude oil, styrene and polystyrene increased 54.3%, 100.2% and 47.4%, respectively. During this quarter, through the implementation of an active export-directed trade policy, the domestic recessive market limitations were successfully offset. In 2002 quarter, sales for the Oil and Gas Exploration and Production business segment increased P$171 million before eliminations for inter-company sales, and sales for the Petrochemical and Refining business segments increased P$94 million and P$127 million, respectively. In contrast, sales revenues from the Electricity segment decreased P$22 million.

Gross Profit

	(Three-Month Periods)		(Nine-Month Periods)	
(in millions of pesos)	IIIQ 02	IIIQ 01	Sep-02	Sep-01
E&P	298	232	942	646
Refining	10	14	27	54
Petrochemical	111	45	273	111
Hydrocarbons Marketing & Transportation	0	6	4	17
Electricity	7	20	34	71
Other Investments	8	1	32	10
Eliminations between Businesses	10	4	(11)	(7)
Total	444	322	1,301	902

Gross profit increased to P$444 million or 37.9% in 2002 quarter, mainly as a result of the increase in the Oil and Gas Exploration and Production business segment (P$66 million) and in the Petrochemicals business segment (P$66 million), attributable to increased marketing margins in terms of pesos as a result of the peso devaluation.

Equity in operating earnings of affiliates

	(Three-Month Periods)		(Nine-Month Periods)	
	IIIQ 02	IIIQ 01	Sep-02	Sep-01
(in millions of pesos)				
Compañía de Inversiones de Energía / TGS	0	60	0	177
Oleoductos del Valle	2	5	9	16
Distrilec Inversora (Edesur)	(3)	23	17	70
Citelec (Transener)	0	15	0	41
Pecom Agra	0	8	0	24
Petrolera Perez Companc	8	4	18	14
Refinería del Norte	10	2	25	12
Cerro Vanguardia	0	8	62	17
EBR	6	2	7	7
Petroquímica Cuyo	4	1	13	2
Yacylec	1	2	4	8
Others	3	5	2	10
Total	31	135	157	398

The main changes are detailed in each business segment the different affiliates are grouped into.

Other Income net

In 2002 quarter, losses were primarily attributable to the following:

- Reduction in value of the Forestry business accounting for a P$120 million loss.
- Reduction in value of the San Carlos area accounting for a P$38 million loss.
- P$31 million loss for contingencies related to the Heavy Crude Oil Pipeline (OCP) contractual commitments.
- P$9 million for tax on banking transactions.
- P$123 million gain from the sale of Cerro Vanguardia S.A.
- P$27 million gain from the sale of the farming business.

In 2001 quarter, losses were primarily attributable to the reduction in value of assets in the Pampa del Castillo-La Guitarra oil field in the amount of P$66 million.

Equity in non-operating earnings of affiliates

	(Three-Month Periods)		(Nine-Month Periods)	
	IIIQ 02	IIIQ 01	Sep-02	Sep-01
(in millions of pesos)				
Compañía de Inversiones de Energía / TGS	42	(39)	(520)	(117)
Oleoductos del Valle	(8)	(2)	(1)	(7)
Distrilec Inversora (Edesur)	28	(6)	(70)	(29)
Citelec (Transener)	60	(9)	(202)	(27)
Pecom Agra	0	(2)	0	(4)
Petrolera Perez Companc	(3)	(2)	(10)	(4)
Refinería del Norte	(1)	(2)	(21)	(7)
Cerro Vanguardia	0	(5)	(3)	(7)
Petroquímica Cuyo	1	(2)	(20)	(2)
Yacylec	1	(1)	(4)	(2)
Others	(1)	(3)	(6)	(4)
Total	119	(73)	(857)	(210)

Equity in non-operating earnings of affiliates accounted for a P$119 million gain in 2002 quarter, which includes equity in operating earnings of TGS and Citelec in the amount of P$6 million and P$17 million, respectively. Excluding such effect, equity in non-operating earnings of affiliates accounted for a P$96 million gain, primarily determined by adjustment to inflation generated by the significant net borrowing monetary positions of such companies and the respective exchange differences on such monetary positions, which differences were positive in 2002 quarter due to the exchange rate appreciation, the significance of which offset the impact of related financial costs. In 2001 quarter, equity in non-operating earnings of affiliates recorded a P$73 million loss, determined by the impact of the respective financial liabilities and income tax.

Financial income (expenses) and holding gains (losses)

(in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
Interests (Gain)	22	23	63	53
Interest (Loss)	(187)	(125)	(677)	(340)
Exchange Differences	279	(2)	(8,321)	(7)
Conversion & Translation	(1,447)	0	1,858	0
Indexation	(17)	0	(53)	0
Taxes on Indebtedness	(1)	(4)	(4)	(15)
Holding Gains (Losses)	(25)	3	9	0
Other Income (Expense) Net	7	(16)	4	(16)
Exposure to Inflation Results	951	0	5,982	0
Total	(418)	(121)	(1,139)	(325)

Financial income (expenses) and holding gains (losses) increased P$297 million, amounting to a P$418 million loss, primarily attributable to:

- A P$279 million gain for exchange differences resulting from the effect of the peso revaluation on the foreign currency borrowing monetary net position.
- A P$1,447 million loss as a result of conversion and translation.
- A P$951 million gain for exposure to inflation generated by the significant borrowing monetary position.
- P$165 million for net interest.

Balance Sheet (Consolidated Information)	(in millions of pesos) Sep-02	Sep-01
Current Assets		
Cash & Investments	1,120	1,148
Accounts receivable - trade	756	896
Inventories & Other Assets	1,391	1,024
Total Current Assets	3,267	3,068
Noncurrent Assets		
Investments	2,023	2,705
Fixed Assets	9,628	7,658
Other Assets	123	564
Total Noncurrent Assets	11,774	10,927
Total Assets	15,041	13,995
Current Liabilities		
Accounts payable	517	599
Short-Term Debt	1,269	2,882
Other Liabilities	509	505
Total Current Liabilities	2,295	3,986
Noncurrent Liabilities		
Long-Term Debt	7,290	3,289
Other Liabilities	293	122
Total Noncurrent Liabilities	7,583	3,411
Total Liabilities	9,878	7,397
Minority Interest in Subsidiaries	37	40
Shareholders' Equity	5,126	6,558

During the last 12 months, total assets increased P$1,046 million or 7.5%. Total assets as of September 30, 2002, comprise fixed assets (64%) and equity interest in companies (13.4%).
Total liabilities increased P$2,481 million. Liabilities as of September 30, 2002 amount to P$9,878 million, 86.6% of which are financial liabilities.

Cash Flow Statement (Consolidated Information) (in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
Cash provided by operations				
Net Income	(53)	61	(1,105)	553
Adjustments to Net Income				
Equity in Operating Earnings of Affiliates	(31)	(135)	(157)	(398)
Equity in Non-Operating Earnings of Affiliates	(119)	73	857	210
Net Financial Results	(205)	0	326	0
Dividends collected	0	21	5	97
Depreciation of Fixed Assets & Other Assets	236	178	752	504
Other	232	60	185	81
Changes in assets and liabilities	427	(45)	213	(224)
Asset Swap Income	0	0	(80)	(252)
Divestments	(150)	0	(150)	0
Subtotal	337	213	846	571
Derivatives anticipated proceeds	21	36	(335)	(13)
Net cash provided by operations	358	249	511	558
Cash provided by (used in) Investing Activities				
Acquisition of property, plant & equipment	(143)	(608)	(490)	(1,239)
Contributions in noncurrent investments	(15)	186	(120)	(75)
Divestments	428	0	428	0
Other	(65)	2	(81)	(40)
Net Cash (used in) provided by *Investing Activities*	205	(420)	(263)	(1,354)
Cash provided by (used in) Financing Activities				
Loans	(336)	629	(1,295)	1,458
Cash dividends paid	(2)	(5)	(2)	(144)
Net Cash Provided by Financing Activities	(338)	624	(1,297)	1,314
Inflation & Devaluation Effect	(117)	0	766	0
Variation in Cash	108	453	(283)	518
Cash at beginning	873	633	1,264	568
Cash at end	981	1,086	981	1,086

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

(in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
Net Sales	711	540	2,153	1,525
Gross Profit	298	232	942	646
Administrative and Selling Expenses	(44)	(46)	(162)	(126)
Exploration Expenses	(19)	(4)	(33)	(20)
Equity in Operating Earnings of Afiliates	11	7	20	20
Other Operating Results	(16)	2	(21)	2
Operating Income	230	191	746	522

➢ Net sales increased to P$711 million or 31.7% in 2002 quarter, primarily due to higher sales prices resulting from the peso devaluation.

Combined sales of oil and gas declined to 176.0 thousand BOE/d or 8.6% in 2002 quarter. Oil sales volumes declined to 121 thousand bbls/d or 7.2% in 2002 quarter. Gas sales volumes declined to 330 million cubic feet per day or 11.5 % in 2002 quarter.

➢ In Argentina, sales increased to P$434 million or 29.6%. This increase primarily results from a 63% rise in sales prices, partially offset by a 9.4% decline in sales volumes which amounted to 63.0 thousand bbls/d. The 2001 quarter includes sales attributable to Pampa del Castillo - La Guitarra oil field which was sold in October 2001. Excluding Pampa del Castillo - La Guitarra, sales volumes increased 4.0% in 2002 quarter compared to 2001 quarter.

As regards the increase in the price per oil barrel, by taking export parity as a reference the effects of the strong peso devaluation could be passed through resulting in the recovery of domestic market prices that had started in 2002 second quarter. Tax on exports accounted for a P$29 million lower revenue in 2002 quarter.

Natural gas sales revenues declined to P$43 million or 38%. The daily volume of gas sold declined 14.7% due to the low level of investments in gas areas. Sales prices declined to P$1.84 per thousand cubic feet or 28.4%, in line with the Public Emergency Law provisions which limit the possibility of increasing the price of gas sold in the domestic market, in connection with sales agreements entered into with utilities. Notwithstanding that fact, the Company renegotiated the terms and conditions of certain gas sales contracts, especially those executed with exporting clients, adjusting the price of such contracts to the new economic environment.

➢ Combined sales of oil and gas outside of Argentina increased to P$277 million in 2002 quarter or 35.1%. Daily sales volumes of oil and gas declined to 70.2 thousand BOE or 3.6%.

In Venezuela, sales of oil and gas increased to P$152 million or 9.3% in 2002 quarter. During 2002 quarter, the rate of royalties in connection with third round contracts increased as a result of disputes related to the new Hydrocarbons Law. Such royalties increased from 16.7% to 30%, and those corresponding to the three quarters of 2002 were recorded in 2002 third quarter accounting for lower sales in the amount of P$32 million, awaiting the closing of negotiations with PDVSA. The average price per barrel of Venezuelan total production increased to P$36.7 or 19%. The daily sales volume of oil equivalent declined to 50.1 thousand barrels or 3.3% primarily attributable to the natural field decline on account of reduced investments.

In Ecuador, the Company's production amounted to 0.8 thousand barrels per day in 2002 quarter as a result of activities in Block 18. Such production was delivered on consignment to Petroecuador until approval of the Palo Azul field development plan.

- Gross profit increased to P$298 million or 28.4% in 2002 quarter. Gross margin declined to 41.9% in 2002 quarter from 43.0% in 2001 quarter. During 2002 quarter, negotiations of rates with service providers concluded. In some cases, retroactive adjustments were recognized and resulted in a negative impact for the quarter. Such adjustments also had a negative impact on margins, provision for increased royalties related to the third round areas in Venezuela and taxes on crude oil exports imposed in Argentina. In addition, the peso devaluation had a positive impact on foreign operations US dollar-denominated gross profit.
- The ratio of administrative and selling expenses to sales was 6% and 9% in 2002 and 2001 quarters, respectively.
- Exploration expenses increased P$15 million in 2002 quarter. This was primarily attributable to completion of drillings of two wells at exploration Block 35 in Peru and at Block 18 in Ecuador, which did not prove to be successful.
- Equity in earnings of affiliates increased P$4 million in 2002 quarter, mainly as a result of equity in earnings of Petrolera Perez Companc, which amounted to P$8 million in 2002 quarter and P$4 million in 2001 quarter. This improvement is primarily due to an increase in oil prices as a result of the peso devaluation.
- Other operating income recorded a P$16 million loss in 2002 quarter mainly attributable to an allowance for environmental contingencies.

Oil Sales (volumes & average prices)	Thousands bbl / day				Pesos per barrel			
	Three Months		Nine Months		Three Months		Nine Months	
	IIIQ 02	IIIQ 01	Sep-02	Sep-01	IIIQ 02	IIIQ 01	Sep-02	Sep-01
Argentina	63.0	69.5	60.6	66.6	67.55	41.28	66.14	42.19
Venezuela	45.3	48.1	48.2	44.7	36.69	30.81	41.56	29.38
Peru	11.4	11.3	11.2	11.6	88.92	41.02	81.72	41.12
Bolivia	1.3	1.5	1.4	1.4	68.27	53.90	75.45	58.98
Total	121.0	130.4	121.4	124.3	58.02	37.56	57.93	37.68

Gas Sales (volumes & average prices)	Million Cubic Feet / day				Pesos per Thousand cubic feet			
	Three Months		Nine Months		Three Months		Nine Months	
	IIIQ 02	IIIQ 01	Sep-02	Sep-01	IIIQ 02	IIIQ 01	Sep-02	Sep-01
Argentina	256.6	300.8	268.6	286.7	1.84	2.57	2.10	2.46
Venezuela	28.8	22.7	26.4	19.6	1.64	1.94	1.84	1.98
Peru	8.6	8.0	8.4	8.4	8.05	4.84	8.03	4.78
Bolivia	35.9	41.1	36.4	38.1	5.48	3.66	5.67	3.88
Total	329.9	372.5	339.8	352.8	2.38	2.70	2.61	2.64

Oil & Gas Production (thousands of boe / day)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
- Oil Argentina	60.7	73.4	61.3	69.5
- Oil Venezuela	46.3	48.9	49.1	45.7
- Oil Perú	11.4	11.4	11.2	11.5
- Oil Bolivia	1.4	1.5	1.4	1.5
- Oil Ecuador	0.8	0.0	0.3	0.0
Total Oil Production	120.6	135.2	123.3	128.2
- Gas Argentina	43.1	50.4	44.6	48.6
- Gas Venezuela	4.8	4.4	4.4	3.7
- Gas Perú	1.5	1.6	1.2	1.5
- Gas Bolivia	5.6	6.8	6.0	6.4
Total Gas Production	55.0	63.2	56.2	60.2
Total Oil & Gas Production	175.6	198.4	179.5	188.4

(*) Includes consolidated & nonconsolidated operations

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments are based on West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sales price in the market.

Income (loss) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of September 30, 2002, the Company's oil hedge agreements for year 2002 provide for hedging prices that change according to the WTI actual price. The hedging volume is 45,500 bbl/d. For WTI prices below 15 US$/bbl, the hedging price is 15.97 US$/bbl, while for WTI prices equal to or above 15 US$/bbl and equal to or below 23 US$/bbl, the hedging price is 17.36 US$/bbl. For WTI

prices of 24 US$/bbl, the hedging price is 17.84 US$/bbl. For WTI prices of 25 US$/bbl, the hedging price is 18.55 US$/bbl. For WTI prices above 25 US$/bbl, the hedging price increases US$1 per each dollar of WTI price increase. Premiums paid were distributed among hedging prices.

For the year 2003, option agreements provide a more flexible structure. For WTI prices below 20 US$/bbl, the hedging price is 19.52 US$/bbl and the hedging volume amounts to 17,500 bbl/d. For WTI prices equal or above 20 US$/bbl and below 21 US$/bbl, the hedging price is 19.44 US$/bbl and the hedging volume falls to 15,000 bbl/d. For WTI prices equal or above 21 US$/bbl and below or equal to 27 US$/bbl, the hedging price is 18.65 US$/bbl and the hedging volume falls to 10,000 bbl/d. For WTI prices above 27 US$/bbl, the hedging volume is 17,500 bbl/d and the hedging price is 22.31 US$/bbl. Premiums paid were distributed among reported hedging prices. In addition to the above price hedging, during 2002 the Company closed out positions for a total of 67,500 bbl/d, which volume will be sold at market price and at a 1.42 US$/bbl discount. In such respect, the Company paid an aggregate amount of 118, accounting for a deferred loss to be recorded as reduced sales in 2003.

For the January 2004–December 2005 period, the Company carries sold options for a volume of about 18.3 million barrels (an average of 25,000 bbl/d) at an average exercise price of 19.87 US$/bbl.

Refining

	(Three-Month Periods)		(Nine-Month Periods)	
(in millions of pesos)	IIIQ 02	IIIQ 01	Sep-02	Sep-01
Net Sales	285	191	728	625
Gross Profit	10	14	27	54
Administrative and Selling Expenses	(13)	(15)	(36)	(42)
Equity in Operating Earnings of Afiliates	16	4	32	19
Other Operating Results	(2)	(3)	(9)	(6)
Operating Income	11	0	14	25

- Operating income amounted to P$11 million in 2002 quarter while no operating results were reported in 2001 quarter. In 2002 performance of this business segment was significantly affected by the economic crisis and the severe currency devaluation that resulted in a sharp shrinkage in domestic demand in addition to the impossibility of protecting business margins on account of measures adopted by the Argentine Government to prevent a price increase and ensure supply. Increased operating income results from equity in earnings of affiliates. During 2002 quarter, crude oil volumes processed increased 32.9% to an average of 32,226 bbl/d.

- Net sales of refinery products increased 49.2% to P$285 million in 2002 quarter boosted by increased local prices and export volumes. Total sales volumes increased 13.4% in 2002 quarter mainly due to a significant 149% increase in exports, partially offset by reduced local sales (11%) on account of a domestic market shrinkage and the lack of profitability.

Gasoline sales volumes increased 32% as a result of increased retail sales and diesel oil sales volumes increased 8% on account of increased exports. In addition, sales volumes of heavy products and aromatics increased 93% and 10%, respectively.
In order to mitigate the shrinkage in the domestic market and low prices in diesel oil used for transportation, the trade policy was directed to local sales of products with higher margins and to export markets. Along these lines, a significant increase was recorded in export volumes: diesel oil 509%, mainly to bordering countries; heavy products 470% to the USA and bordering countries, and asphalt products 113% to Paraguay.

- Gross profit dropped 28.6% to P$10 million. Gross margin decreased from 7.3% in 2001 quarter to 3.5% in 2002 quarter. Express initiatives of the Argentine Government and the gradual drop in the activity level could curb the passing through of the increase in crude oil costs to sales prices. In 2002 quarter, the average price of crude oil increased 42.5% to P$88.4/bbl mainly as a result of the peso devaluation while international prices increased 6%. As a consequence of crude oil cost behavior and international price behavior of other products, sales prices of the following products increased as follows: diesel oil 22%, gasoline 16%, benzene 200%, heavy products 57%, aromatics 31%, paraffins 80%, medium distillates 33% and asphalts 36%.

- Equity in operating earnings of affiliates increased P$12 million to P$16 million due to the following:
  - Equity in earnings of Refinería del Norte increased to P$10 million in 2002 quarter from P$2 million in 2001 quarter, mainly due to an increase in marketing margins boosted by a 10% increase in LPG sales volumes, 18% and 28% increases in LPG local prices and fuels, respectively, and mainly a 101% increase in export prices capitalizing on the peso devaluation.
  - Equity in earnings of EBR increased to P$ 6 million in 2002 quarter from P$2 million in 2001 quarter mainly derived from an increased interest and the impact of the peso devaluation.

Refining Product Sales	Thousand Cubic Meters - Metric Tons				Pesos per Cubic Meter - Metric Ton			
(volumes & average prices)	Three Months		Nine Months		Three Months		Nine Months	
	IIIQ 02	IIIQ 01	Sep-02	Sep-01	IIIQ 02	IIIQ 01	Sep-02	Sep-01
Diesel Oil (M3)	177	164	461	562	627	515	586	520
Gasolines (M3)	39	29	93	92	730	628	629	542
Other Middle Dist. (M3)	4	8	10	21	746	562	706	572
Asphalts (MT)	9	19	27	63	569	420	477	428
Aromatics & Reform. (MT)	74	85	228	216	1,032	595	919	692
Other Heavy Products (MT)	102	53	306	215	569	362	501	334

Petrochemicals

(in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
Net Sales	351	224	906	611
Gross Profit	111	45	273	111
Administrative and Selling Expenses	(29)	(27)	(89)	(72)
Equity in Operating Earnings of Afiliates	4	1	13	2
Other Operating Results	2	2	9	2
Operating Income	88	21	206	43

- Operating income for the Petrochemicals business segment increased P$67 million to P$88 million in 2002 quarter, primarily due to higher sales prices of styrenics resulting from the combined effect of the peso devaluation and higher international prices. Consequently, the improved international price of urea allowed an increase in local prices for the fertilizers line, additionally benefited by a reduced increase in input costs.

- Sales of styrenics in Argentina increased 48% to P$36 million. In 2002 quarter, the price of styrene and polystyrene significantly rose by 100.2% and 47.4%, respectively, as a consequence of the combined effect of the peso devaluation and a rise in international reference prices (66% and 38%, respectively). Average price of rubber increased 34.1%. The implementation of an active trade policy aimed at consolidating foreign markets allowed to mitigate the restrictions imposed by the domestic demand affected by low consumption levels.
  Styrene and polystyrene sales volumes dropped 5.9% and 4%, respectively during 2002 quarter, partially offset by a 13% increase in polystyrene exports mainly to Europe. This allowed to mitigate a 16% sales drop in the domestic market. Total rubber sales volumes increased 4.6%. Export volumes mainly to Brazil and Peru amounted to 76.3% on sales and increased 26% offsetting a 29% drop in the domestic market, due to increased competitive imports attributable to improved financing conditions.
  Fertilizers sales volumes increased 21% to P$98 million, mainly boosted by price increases and the passing through of higher costs as a consequence of the peso devaluation. Along these lines, sales average prices increased 39.7% in 2002 quarter. Total sales volumes dropped approximately 10% in 2002 quarter due to a reduction in fertilizers consumption which was quite significant at the beginning of the period under review, specially in the wheat sowing area. This resulted in a 57% drop in resale fertilizers sales, offset by a 37% increase in sales of fertilizers produced by the Company.

  In Brazil, Innova sales for 2002 quarter increased to P$146 million or 111.5%. Styrene and polystyrene sales prices rose 136% and 78%, respectively, as a result of the peso devaluation in addition to improved international prices. Styrene sales volumes in the Brazilian market increased about 6% as a result of the development of new customers. Polystyrene sales volumes increased to 26.5 thousand tons or 7%, boosted by increased export volumes that rose to 5 thousand tons or 132%, mainly to the USA, South Africa, Ecuador and Hong Kong.

- Gross profit increased to P$111 million or 146% in 2002 quarter. Gross margin increased to 32% in 2002 quarter from 20% in 2001 quarter. The styrenics business both in Argentina and Brazil was favorably affected by increased international margins compared to previous year.

- Equity in operating earnings of affiliates increased P$3 million to P$4 million attributable to equity in earnings of Petroquimica Cuyo. This improvement results from increased polypropylene marketing margins and from a change in the mix of domestic and export sales since exports increased to 52% on sales in 2002 quarter from 19% in 2001 quarter.

Petrochemical Product Sales Argentina (volumes & average prices)	Thousand Tons				Pesos per Ton			
	Three Months		Nine Months		Three Months		Nine Months	
	IIIQ 02	IIIQ 01	Sep-02	Sep-01	IIIQ 02	IIIQ 01	Sep-02	Sep-01
Styrene	6	7	22	22	2,869	1,433	2,618	1,590
Propylene	6	9	16	18	984	744	804	774
Polystyrene	13	15	40	41	2,971	2,026	2,989	2,233
SBR	13	13	37	37	2,619	1,953	2,670	2,017
Fertilizers	144	159	250	338	665	476	679	474
Total	182	203	365	456	1,062	724	1,254	823

Petrochemical Product Sales Brazil (volumes & average prices)	Thousand Tons				Pesos per Ton			
	Three Months		Nine Months		Three Months		Nine Months	
	IIIQ 02	IIIQ 01	Sep-02	Sep-01	IIIQ 02	IIIQ 01	Sep-02	Sep-01
Styrene	22	20	68	55	2,843	1,204	2,598	1,425
Polystyrene	26	25	74	72	2,939	1,648	3,041	1,859
Total	48	45	142	127	2,896	1,530	2,830	1,672

Hydrocarbon Marketing and Transportation

(in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
Net Sales	3	24	12	64
Gross Profit	0	6	4	17
Administrative and Selling Expenses	(1)	(1)	(2)	(3)
Equity in Operating Earnings of Afiliates	2	67	9	197
Other Operating Results	3	7	11	16
Operating Income	4	79	22	227

- Net sales in 2002 quarter dropped P$21 million to P$3 million due to a reformulation of the liquid processing business. Oil, gas and LPG brokerage operations decreased to P$3 million in 2002 quarter from P$11 million in 2001 quarter mainly due to conversion into pesos of gas operations and a drop in oil operations volumes, partially offset by improved prices since it is a commodity marketed in dollars. In addition, 2001 quarter includes a P$13 million income from gas processing activities (a total volume of 29,600 tons). As from 2002, liquid processing activities are developed by the Oil and Gas Exploration and Production business unit.

- Equity in operating earnings of affiliates dropped P$65 million to P$2 million, due to the following:

  - Income from direct and indirect interest in CIESA and TGS recorded a P$60 million gain in 2001 quarter while no operating results were reported in 2002 quarter.

  - Equity in earnings of Oldelval S.A. decreased to P$2 million in 2002 quarter from P$5 million in 2001 quarter, mainly due to the combined effect of reduced prices and a reduction of approximately 3% in volumes transported. Though as from June 2002 Oldelval renegotiated transportation agreements with oil producers with a partial recognition of the peso devaluation effects, prices in constant pesos decreased 22%.

Electricity

	(Three-Month Periods)		(Nine-Month Periods)	
(in millions of pesos)	IIIQ 02	IIIQ 01	Sep-02	Sep-01
Net Sales	59	81	206	258
Gross Profit	7	20	34	71
Administrative and Selling Expenses	(5)	(4)	(13)	(13)
Equity in Operating Earnings of Afiliates	(2)	40	21	119
Other Operating Results	6	9	18	28
Operating Income	6	65	60	205

- Net sales of electricity generation decreased to P$46 million or 19.3% in 2002 quarter.
  Net sales attributable to the Genelba Power Plant dropped to P$38 million or 9.5% in 2002 quarter due to the effects of pesification that reduced to P$34.7 per MWh or 27.1% in constant pesos the average price of energy and power delivered in 2002 quarter from P$ 47.6 per MWh in 2001 quarter. Conversely, in 2002 quarter energy delivered increased 21.3% to 1,082 Gwh due to an improvement in the plant´s availability factor to 61.4% in 2002 quarter from 48.3% in 2001 quarter. This was mainly attributable to the high water supply in the Comahue region in both quarters and in Salto Grande in 2001 quarter which resulted in the power plant coming out of dispatch.
  In addition, 2001 quarter was also affected by the gas quota which restricted generation. In spite of an about 1% drop in energy demand, the Power Plant had increased power deliveries on account of Genelba´s improved costs compared to its competitors.

Net sales attributable to the Pichi Picún Leufú Complex dropped to P$8 million or 46.7% as a consequence of the combined effect of lower prices and a drop in energy generation to 310 GWh in 2002 quarter from 494 GWh in 2001 quarter. Improved volumes during 2001 quarter were determined by the weather conditions during such period, with an average water supply exceeding historical averages. Average prices of energy in constant pesos dropped to P$24.8 per MWh or 20% in 2002 quarter from P$31 per MWh in 2001 quarter, primarily due to pesification, partially offset by the application of area prices on account of restrictions on the transportation capacity through the national grid during 2001 quarter. In the period under review, a P$1 million accrual was recorded on account of the application of the Energy Support Price Method.

Net sales of nuclear fuel elements and other products dropped to P$11 million or 45% in 2002 quarter. During 2002 quarter this activity was restricted on account of the shutdown of Atucha I for technical reasons and reduced sales to Embalse nuclear power plant, partially offset by increased sales of other products to the foreign market.

- Gross profit for the generation business dropped to P$4 million or 60%. Gross margin declined to 8.7% in 2002 quarter from 17.5% in 2001 quarter, mainly affected by the distortions caused by pesification within an inflationary context and a partially dollarized cost structure.
  Gross profit for the nuclear fuel elements and other products business decreased to P$3 million or 66.7% in 2002 quarter. Gross margin decreased to 27.3% in 2002 quarter from 45% in 2001 quarter, mainly due to a higher impact of fixed costs on account of the drop in sales volumes in 2002 period, partly offset by improved margins from exports of other products.

- Equity in earnings of affiliates decreased P$42 million during 2002 quarter, and recorded a P$2 million loss due to the following:
  - Equity in operating earnings of Distrilec Inversora S.A accounted for a P$3 million loss during 2002 quarter compared to a P$23 million gain in 2001 quarter. This significant drop resulted from tariff pesification which resulted in a reduction in income and expenses for the period under review in constant currency while depreciation level remained unchanged. Sales revenues from Edesur S.A. dropped 53.7% to P$228 million in 2002 quarter from P$492 million in 2001 quarter, mainly as a result of an about 53% decline in average sales prices in constant currency derived from the beforementioned pesification, and a 1.3% shrinkage in the demand for energy supplied by Edesur S.A..
  - Equity in earnings of Citelec accounted for a P$15 million gain during 2001 quarter while no operating results were reported during 2002 quarter.

Electricity Sales (volumes & average prices)	Gwh				Pesos per Mwh			
	Three Months		Nine Months		Three Months		Nine Months	
	IIIQ 02	IIIQ 01	Sep-02	Sep-01	IIIQ 02	IIIQ 01	Sep-02	Sep-01
Combined Cycle	1,082	893	3,715	2,908	34.75	47.56	34.97	51.78
Hydro	310	494	705	1,048	24.75	31.01	30.27	36.37
Total	1,392	1,387	4,420	3,956	32.53	41.66	34.22	47.70

Other Investments

(in millions of pesos)	(Three-Month Periods) IIIQ 02	IIIQ 01	(Nine-Month Periods) Sep-02	Sep-01
Net Sales	29	25	93	76
Gross Profit	8	1	32	10
Administrative and Selling Expenses	(3)	(4)	(14)	(13)
Equity in Operating Earnings of Afiliates	*0*	*16*	*62*	*41*
Other Operating Results	2	0	(1)	0
Operating Income	7	13	79	38

- Income from the forestry activity increased to P$19 million or 46.2% in 2002 quarter. These improvement results from the combined effect of a 15% rise in sales volume and increased export operations. Exports volumes rose from 24% on sales in 2001 quarter to 48% in 2002 quarter, derived from the improvement in international competitiveness as a result of devaluation.
  Income from the farming business for 2002 quarter includes results until August when such business was sold to Argentina Farmland Investors LLC. Therefore, sales revenues decreased P$4 million to P$8 million.

- Equity in earnings of affiliates recorded a P$16 million gain in 2001 quarter and no results were recorded in 2002 quarter due to the following:
  - In 2001 quarter, equity in earnings of Pecom Agra S.A. recorded a P$8 million gain while no results were recorded in 2002 quarter since such equity interest was transferred in March 2002 by means of an asset swap with IRHE (Argentine Branch) and GENTISUR S.A..
  - Equity in earnings of Cerro Vanguardia S.A. recorded a P$8 million gain in 2001 quarter while no results were recorded in 2002 quarter since such equity interest was sold in July 2002 to the Anglogold group.

Pecom Energía S.A. a company controlled by Perez Companc S.A., is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.

Buenos Aires, October 18 , 2002

Messrs.
Comisión Nacional de
Valores

Re: Pertinent Information

Dear Sirs:

This is to inform you that as a consequence of the corporate restructuring resulting from the agreement reached between Perez Companc's shareholders and Petroleo Brasileiro S.A. PETROBRAS group for the transfer of Perez Companc S.A.'s majority capital stock, yesterday Perez Companc S.A's Board of Directors resolved to appoint Francisco Roberto André Gros as Chairman and Jorge Marques de Toledo Camargo as Vice Chairman.

In addition, on October 17, 2002 Mario César Lagrosa ceased to render services for the Company and was replaced by Alberto da Fonseca Guimaraes who was appointed as Pecom Energía S.A.'s Chief Executive Officer by the Board of Directors.

Alberto da Fonseca Guimaraes is a Mechanical Engineer graduated from *Universidad del Estado de San Pablo* (*UNESP*), Brazil, in 1973 and has a Master's Degree in Business Administration from *COPPEAD, Universidad Federal de Rio de Janeiro*, Brazil. At Petroleo Brasileiro S.A. PETROBRAS he served as Business Developments Managing Director, as member of the Business Committee and as coordinator of several asset swap and purchase projects. Formerly and also at Petrobras, he has served as Executive Manager in charge the Commercialization and Marketing Business Unit in Rio de Janeiro for three years and as Manager in charge of the Refining Business Unit and Commercial Department in New York and London for seven years.

Sincerely yours.

Jorge de la Rua
Attorney-in-fact